Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-284510

Relating to the

Preliminary Prospectus Supplement

Dated March 18, 2025

(To Prospectus Dated January 27, 2025)

PRICING TERM SHEET

March 20, 2025

Strategy

Offering of

8,500,000 Shares of

10.00% Series A Perpetual Strife Preferred Stock

The information in this pricing term sheet supplements MicroStrategy Incorporated’s preliminary prospectus supplement, dated March 18, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to MicroStrategy Incorporated and not to its subsidiaries.

Issuer	MicroStrategy Incorporated d/b/a Strategy.

Securities Offered	10.00% Series A Perpetual Strife Preferred Stock, $0.001 par value per share, of the Issuer (the “Perpetual Strife Preferred Stock”).

Amount Offered	8,500,000 shares of Perpetual Strife Preferred Stock.

Public Offering Price	$85.00 per share of Perpetual Strife Preferred Stock.

Trade Date	March 20, 2025.

Settlement Date	Tuesday, March 25, 2025, which will be the third business day after the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Perpetual Strife Preferred Stock before the business day before the Settlement Date must, because the Perpetual Strife Preferred Stock initially will settle T+3, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$100 per share of Perpetual Strife Preferred Stock.

Liquidation Preference	Initially, $100 per share of Perpetual Strife Preferred Stock. The Liquidation Preference will be subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than the Stated Amount.

Regular Dividends	The Perpetual Strife Preferred Stock will accumulate cumulative dividends (“Regular Dividends”) at a rate per annum equal to 10.00% (the “Regular Dividend Rate”) on the Stated Amount thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in the Preliminary Prospectus Supplement, Regular Dividends will be payable when, as and if declared by our board of directors or any duly authorized committee thereof, out of funds legally available for their payment, quarterly in arrears on each Regular Dividend Payment Date to the preferred stockholders of record as of the close of business on the Regular Record Date immediately preceding the applicable Regular Dividend Payment Date.

Declared Regular Dividends on the Perpetual Strife Preferred Stock will be payable solely in cash, in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

If any accumulated Regular Dividend (or any portion thereof) on the Perpetual Strife Preferred Stock is not paid on the applicable Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day), then additional Regular Dividends (“Compounded Dividends”) will accumulate on the amount of such unpaid Regular Dividend, compounded quarterly at the “Compounded Dividend Rate,” from, and including, such Regular Dividend Payment Date to, but excluding, the date the same, including all Compounded Dividends thereon, is paid in full. The

Compounded Dividend Rate applicable to any unpaid Regular Dividend that was due on a Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day) will initially be a rate per annum equal to the Regular Dividend Rate plus 100 basis points; provided, however, that, until such Regular Dividend, together with Compounded Dividends thereon, is paid in full, such Compounded Dividend Rate will increase by 100 basis points per annum for each subsequent “regular dividend period” (as defined in the Preliminary Prospectus Supplement), up to a maximum rate of 18% per annum.

Regular Dividend Payment Dates	March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2025.

Regular Record Dates	March 15, June 15, September 15 and December 15.

Directed Share Program	At our request, the underwriters have reserved up to 425,000 shares of the Perpetual Strife Preferred Stock, or 5% of the shares offered, for sale at the public offering price through a directed share program to certain of our employees, officers and directors based in the United States. The number of shares of the Perpetual Strife Preferred Stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering. Fidelity Brokerage Services LLC and Fidelity Capital Markets, a division of National Financial Services LLC, a selling group member in this offering, will administer our directed share program. See “Underwriting—Directed Share Program” in the Preliminary Prospectus Supplement.

Listing	No public market currently exists for the Perpetual Strife Preferred Stock. We have applied to list the Perpetual Strife Preferred Stock on The Nasdaq Global Select Market under the symbol “STRF.” If the listing is approved, we expect trading in the Perpetual Strife Preferred Stock to commence within 30 days after the Settlement Date.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $711.2 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital.

Book-Running Managers	Morgan Stanley & Co. LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Moelis & Company LLC
Cantor Fitzgerald & Co.
Keefe, Bruyette & Woods, Inc.
Mizuho Securities USA LLC
SG Americas Securities, LLC

Co-Managers	AmeriVet Securities, Inc.
Bancroft Capital, LLC
BTIG, LLC
The Benchmark Company, LLC

CUSIP / ISIN Numbers for the Perpetual Strife Preferred Stock	594972 879 / US5949728795.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at barclaysprospectus@broadridge.com or telephone at (888) 603-5847, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at 1-800-831-9146 or email: prospectus@citi.com or Moelis & Company LLC, 399 Park Avenue, 4th Floor, New York, New York 10022 or by telephone at (800) 539-9413.

The information in this pricing term sheet is not a complete description of the Perpetual Strife Preferred Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Perpetual Strife Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.